Filing under Rule 425 under

the Securities Act of 1933

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934

Filing by: CSR plc

Subject Company: CSR plc

SEC File No. of CSR plc: 333-153952

The following is the transcript of the analysts presentation relating to the unaudited results of CSR plc (“CSR”) for the first quarter ended April 3, 2009.

Cambridge Silicon Radio

Q1 2009 Analysts Conference Call – 6th May 2009

CEO/CFO Script Draft Version 2: 1st May 2009-05-01

Introduction and Slide 1 (SRB)

Good morning and welcome to CSR’s first quarter 2009 conference call. My name is Scott Richardson Brown, CSR’s Director of Corporate Finance and Investor Relations. Joining me today are Joep van Beurden, our Chief Executive and Will Gardiner our Chief Financial Officer.

For those of you who may not already be aware, we will be making this call alongside a live presentation which you may access now from the Investor Relations section of the CSR website.

Slide 2 – Forward Looking Statements (SRB)

Before we start I would like to draw your attention to this next slide. During the presentation today we will be making forward looking statements, actual results may differ from these plans and forecasts for a number of reasons such as those noted on this slide.

Thank you, and now over to Joep

Slide 3- Agenda (JvB)

Thank you Scott, and good morning everyone.

Today’s agenda covers two main items. First, after a short overview, Will is going to talk you through our Q1 results and our outlook. I am then going to give you a more detailed view of the market currently, and will also give you a brief update on our progress in closing the SiRF transaction before handing the call over to questions.

So, let me start by giving you an overview of the quarter.

Slide 5 – Overview (JvB)

It will come as no surprise to you to hear that we are living through an unprecedented period of turbulence in the economy generally, and the semiconductor market has been no exception to this.

Against this background, I am pleased to say that our first quarter revenue has come in at the upper end of our guidance. We have seen continued cash generation, as a direct result of tight cost controls and working capital management that we have maintained across the business.

We have maintained a strong balance sheet, with closing cash of $263m. I am pleased to say that inventories have been reduced by $17m to $49 million.

Along with this financial discipline, we have also seen strong operational progress in the quarter that demonstrates delivery of the strategic plan which we outlined in May 2008.

First of all, and most reassuringly, I can report that BC7000 is progressing well. As previously mentioned, our lead customer is on track and we expect to ship this product in quantity in the third quarter of this year. As you would imagine, there is considerable interest in this product from our other tier 1 customers who are currently evaluating it. We expect to see further traction for BC7000 in the coming months.

Our next generation product, CSR 9000 which combines Wi-Fi, Bluetooth, and FM transmit and receive in a single device has received a very positive response from our tier one OEM customers due to its high levels of co-existence and small die size which is 30% smaller than our competitor’s single die alternative. CSR9000 has also been qualified for the new Bluetooth v3.0 standard.

We have won our first design-win for Musicore, with a tier 1 handset manufacturer. This news represents and important step forward in terms of validating this technology with our customers.

Encouragingly, we are seeing strong growth in our share of handset design wins in addition to our success with BC7000.

So with that I would like to hand over to Will who is going to talk you through the Q1 numbers:

Slide 6 – Financial Summary (WG)

Thanks Joep.

I am pleased to say that CSR has demonstrated its resilience in the current economic environment, with revenues coming in better than expectations, and with strong cost control. When combined with continued disciplined cash management, we have generated cash in a very difficult quarter. As a management team we set out early to reposition the business for what is clearly a difficult year. We are pleased that those efforts are bearing fruit.

Turning to the numbers, revenues were towards the upper end of guidance at $80.6 million.

We have seen a decline in margins in the quarter, with Gross Margins falling to 41.1%, from our historic levels, which have been consistently in the mid forties. This is a temporary decline caused by short-term shift in our product mix in favour of handsets, which are lower margin and away from headset and consumer where margins are higher. The shift towards handsets is due to an earlier end to destocking in this segment and we expect the balance between handsets and other categories to improve. The fixed cost element included in our Cost of Sales has also reduced margins due to the lower revenues in the quarter. Obviously we are anticipating that revenues will increase going forwards, and this should reverse this decline. We have also worked hard to maintain our Gross Product margin – which is the balance between our input costs and our average selling prices, during the recent economic difficulties. So in summary, we expect gross margins to rebound later in the year as both volumes and mix return to historical levels. In the medium term we expect to regain our mid-40’s target margin range.

Our combined SG&A and R&D expense for the quarter was $52.1 million, a run rate that indicates we are on track to reduce our cost base by more than the $25 million we indicated at our year end results.

The lower level of revenue in the quarter resulted in our underlying operating loss of $18.9 million.

Our cash position continues to be strong, at $263 million, as we reduced inventory from $66m to $49m and receivables from $82m to $69m. Our receivables continue to be healthy, and as you would expect we are continuing to monitor them closely. With regards to inventory, we have been increasing our loadings recently.

Slide 7 Outlook Title Slide (WG)

So, turning now to the outlook......

Slide 8 Outlook Slide (WG)

In recent months we have seen a period of destocking by the handset manufacturers, as they have sought to remove excess inventories from the supply chain. We are seeing that this period of destocking by handset manufacturers is coming to an end. In headsets we are seeing inventory destocking continue. However, we believe that this will in turn come to an end shortly.

In spite of some of these positive signs, we do not believe that we are in a position to “call the bottom”. We do not have significant visibility of end user demand, and while there have been some signs of stabilisation in the market, the overall demand picture remains uncertain.

As Joep has mentioned, we are increasingly positive about our own position in the market. We have been gaining market share with several of our key customers and that is demonstrated in our guidance for q2. In addition BC7 is now firmly on our order books for q3.

Given our current views of the market and our share, we expect that revenues in the second quarter will be between $95m and $115m.

Now I am going to hand back to Joep who is going to give a more detailed review of our business.

Slide 9 Handsets Title Slide (JvB)

Thanks Will, let’s start with handsets

Slide 10 – Handsets – Bluetooth (JvB)

What we have seen is a first quarter that is ahead of our expectations, albeit at historically low levels as we had anticipated. As Will has just pointed out, we saw significant supply chain destocking, which we believe is coming to an end.

In terms of the long-term health of this business, I am encouraged to report that we have experienced a material gain in design-in market shares across our customer base, and we will start to see these affecting revenues during the second quarter of this year. We expect further market share gains in the second half of the year due to the strong reaction that we have received from our recent products, and in particular BC7000.

BC7000 is now in mass production, and is on schedule for delivery to our lead customer in the third quarter of this year. Other Tier 1 OEM’s are actively sampling this product, which leads us to be confident that this product will further strengthen our position during the rest of this year.

Slide 11 – Handsets – Next Generation Products (JvB)

And there is equally encouraging news in terms of our next generation products that begin to consolidate various aspects of the Connectivity Centre. As I have already said, MusiCore has had its first design-win. Both CSR9000 and UniFi6000 have been positively received since launch, with both products sampling with a number of potential customers.

Slide 12 – Headsets, Automotive and Consumer (JvB)

So turning now to our other markets outside handsets......

Slide 13 – Headsets (JvB)

The headset market appears to be lagging Handsets in that we are still seeing ongoing destocking. We expect that this overhang will clear shortly.

In the first quarter, we believe we won in excess of 80% of all qualified Bluetooth headset designs and 100% of all stereo Bluetooth headset designs. This illustrates our continued strength in the headset market. Our substantial and dedicated R&D investment in this sector of the Bluetooth market, enables us to offer a wide range of superior products at attractive price points to our customers. During the quarter we have launched no less than 4 new chips aimed specifically at the headset market.

There has also been a significant development which we believe will help accelerate the adoption of Bluetooth stereo headsets in the MP3 market. Apple has announced that it is planning to include A2DP (Bluetooth stereo audio streaming) in the next operating system for the iPhone and iPod Touch. This means that more iPhone users will be encouraged to acquire high end stereo headsets and other accessories, where we are very strong, and we expect it will also encourage other MP3 users to move to wireless headsets too.

Slide 14 – Automotive and Consumer (JvB)

As you will all be aware, the end user market for consumer electronics has seen unprecedented weakness, and this has been reflected in demand for our chips in non-cellular products.

Specifically, the PND market has remained weak, and is mirroring the headset market both in terms of demand patterns and inventory destocking by our customers. Like headsets, against this pattern of weak demand we have secured a number of important design-wins including a slot with a large US PND manufacturer.

Automotive volumes have held up, reflecting higher attach rates as Bluetooth enabled options are being bundled by manufacturers who are pushing hard to improve sales of their vehicles. I am pleased to say that our market share in the segment is similar to those we enjoy in headsets.

In general, despite the current decline in markets, we are still seeing Bluetooth adoption across an increasingly wide variety of applications.

Slide 15 – SiRF Transaction Update (JvB)

Now I would like to give you a quick update on our progress in closing the SiRF Transaction

Slide 16 – Compelling Financial, Commercial and Strategic Rationale

You have seen this slide before, but let me just remind you of why we are so excited about this transaction:

•	In one move, it diversifies our revenue base beyond Bluetooth – by customer, by technology and by market from day one
•	It improves our cash position
•	It allows us considerable cost synergies
•	It is expected to be earnings accretive in the second half of 2009
•	It creates the global leader in GPS and Bluetooth, and strengthens our position considerably in the race to deliver the Connectivity Centre to our customers

•	It gives us significant cross selling opportunities to what is a complementary customer base

•	It brings us a strong IP portfolio.

Slide 17 SiRF’s First Quarter 2009 Summary Financials

Yesterday SiRF announced their first quarter results after the market closed. I’ll briefly mention some of the highlights they announced for your information.

Their first quarter revenue came in towards the upper end of their guidance at $34.2 million and they ended the quarter with a net cash position of $110 million.

SiRF’s gross margin for the quarter was 47.4% with reduced non-GAAP operating expenses of $29.9 million. On a non-GAAP basis they made a net loss of $13.8 million.

For the second quarter they are guiding for revenue of $42million to $46million.

Slide 18 – Summary (JvB)

So before we hand over to questions let me just summarise in a few words how we see CSR today:

Slide 19 Summary (JvB)

•	We have a strong balance sheet, have maintained cash generation and have today enhanced our Q2 revenue outlook
•	We have also made continued operational progress, with BC7000 getting real traction and new product design wins with a range of products in all our segments during the quarter.
•

We are on track to complete the SiRF merger by the end of the second quarter, and remain comfortable that the cost synergies of at least $35 million are deliverable within sixty days of the transaction completing.

Now I would like to hand the call over to questions

******

At the end of the session: (JvB)

Thanks for joining the call today. If you have any further follow up questions, please don’t hesitate to get in touch with Scott and he will help you.

Thank you.

About CSR

CSR is a leading global provider of wireless voice and data communications focussing on the Connectivity Centre and its product portfolio covers Bluetooth, GPS, FM and Wi-Fi (IEEE802.11). CSR offers developed hardware/software solutions based around its silicon platforms that incorporate fully integrated radio and microcontroller elements.

CSR’s customers include industry leaders such as Audi, Ford, LG, Motorola, NEC, Nokia, Panasonic, RIM, Samsung, Sharp, Sony, TomTom and Toshiba.

CSR has its headquarters and offices in Cambridge, UK, and offices in Japan, Korea, Taiwan, China, India, France, Denmark, Sweden and both Dallas and Detroit in the USA.

More information can be found at www.csr.com.

This communication contains “forward-looking statements” that represent the current expectations and beliefs of management of CSR plc (“CSR”) concerning the proposed merger of SiRF Technology Holdings, Inc. (“SiRF”) with SiRF Acquisition Sub, Inc., a direct, wholly-owned subsidiary of CSR (the “merger”) and other future events and their potential effects on CSR. Such statements are based upon the current beliefs and expectations of our management, are not guarantees of future results and are subject to a significant number of risks and uncertainties. These forward-looking statements are inherently subject to significant business, economic and competitive uncertainties and contingencies and risk, many of which are beyond our control. Those factors include, without limitation: the ability to obtain the approval of the transaction by SiRF’s stockholders and CSR’s shareholders; the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe; the possibility that the merger does not close when expected or at all, or that the companies may be required to modify aspects of the merger to achieve regulatory approval; the ability to realize the expected synergies from the transaction in the amounts or in the timeframe anticipated; the ability to integrate SiRF’s businesses into those of CSR’s in a timely and cost-efficient manner; the development of the markets for SiRF’s and CSR’s products; the combined company’s ability to develop and market a multifunction radio product containing our GPS-based location technology and CSR’s bluetooth technology in a timely fashion; weak current economic conditions and the difficulty in predicting sales, even in the short–term; factors affecting the quarterly results of SiRF, CSR and the combined company; sales cycles; price reductions; dependence on and qualification of foundries to manufacture the products of SiRF, CSR and the combined company; production capacity; the ability to adequately forecast demand; customer relationships; the ability of SiRF, CSR and the combined company to compete successfully; our product warranties; the impact of legal proceedings; the impact of the intellectual property indemnification practices; and other risks and uncertainties, including those detailed from time to time in SiRF’s periodic reports filed with the Securities and Exchange Commission, including its Current Reports on Form 8-K, Quarterly Reports on Form 10-Q and Annual Report on Form 10-K and CSR’s and SiRF’s other filings with the SEC.

In connection with the proposed merger, CSR intends to file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form F-4 containing a proxy statement/prospectus for the stockholders of SiRF and each of CSR and SiRF plan to file other documents with the SEC regarding the proposed merger transaction. Before making any voting or investment decision, SiRF’s stockholders are urged to read the proxy statement/prospectus and other documents filed with the SEC carefully and in their entirety when they become available, because they will contain important information about the proposed merger. Investors and stockholders will be able to obtain, without charge, a copy of the proxy statement/prospectus, as well as other relevant documents containing important information about CSR and SiRF at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. SiRF’s stockholders will also be able to obtain, without charge, a copy of the proxy statement/prospectus and other relevant documents when they become available by directing a request by mail or telephone to CSR, Unit 400, Cambridge Science Park, Milton Road, Cambridge, CB4 -0WH, United Kingdom, Attention: Investor Relations, +44 (0) 1223 692 000 or to SiRF, 217 Devcon Drive, San Jose, CA, 95112-4211, Attention: Investor Relations, +1 (408) 392-8480. Information about CSR’s directors and executive officers is set forth in CSR’s annual report for the fiscal year ended January 2, 2009 and available on its website at (http://www.csr.com/home.php), and information about their ownership of SiRF’s common stock is available on its website. Information about SiRF’s directors and executive officers and other persons who may be participants in the solicitation of proxies from SiRF’s stockholders is set forth in SiRF's annual report on Form 10-K, as amended, for the fiscal year ended December 27, 2008 and SiRF's revised proxy statement for its 2008 annual meeting of stockholders, which was filed with the SEC on Schedule 14A on July, 3 2008.

A prospectus complying with the Prospectus Rules made by the UK Financial Services Authority will be published and will be available on request from CSR, Unit 400, Cambridge Science Park, Milton Road, Cambridge, CB4 0WH.